RECEIVED

2004 DEC 28 P 3: 17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

04046896

December 24, 2004

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Investment in Memory Fabrication Line) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

PROCESSED
DEC 2 9 2004
THOMSON FINANCIAL

12/29

Sean Kim
Assistant Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

SAMSUNG ELECTRONICS

December 24, 2004

Investment in Memory Fabrication Line

▫ **Details**

1. Investment amount : KRW 679.8 billion

2. Product : Memory products such as Flash

3. Purpose : To meet growing demand for memory products such as Flash and to increase capacity to produce high-density products.

4. Financing : Cash on hand

5. Location : Gyeonggido Giheung, Korea

6. The management committee of Samsung Electronics authorized the investment plan on December 20, 2004.

RECEIVED

2004 DEC 28 P 3: 13

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

December 24, 2004

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Insurance Policy Purchase) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Assistant Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

SAMSUNG ELECTRONICS

December 24, 2004

Insurance Policy Purchase

▫ **Details**

1. Insurance company : Samsung Life Insurance

2. Insurance policy purchase date : December 31, 2004 (Premium payment date)

3. Type of insurance policy : Severance insurance policy

4. Insurance details

- Total premium: KRW 172 billion (taking into account KRW 15.6 billion of future interest accruals, the actual premium to be paid is KRW 156.4 billion)
- Insurance money: Samsung Life will pay 59% of severance pay in case a Samsung Electronics employee leaves the company.
- Insurance period: December 31, 2004 to December 30, 2005
- Premium payment: payment in full
- Interest rate: 4.2% (floating rate)

5. The purchase of insurance policy aims to manage severance pay in a stable manner and improve profitability of the asset.

6. The BOD of Samsung Electronics authorized the insurance policy purchase plan on December 21, 2004

ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

December 24, 2004

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Real Estate Sale to Related Party) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Assistant Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

SAMSUNG
ELECTRONICS

December 24, 2004

Real Estate Sale to Related Party

▫ **Details**

1. Purchaser : Samsung Corning

2. Transaction property : 30,430 pyeongs of land located in the Tangjeong Industrial Complex, (Chungcheongnam-do Asan-si, Korea)

3. Transaction amount : KRW 20,510,000,000
(Industrial land is required to be sold at a price approved by regulatory authorities. The above price was approved from the provincial government of Chungcheongnam-do).

4. Purpose : Samsung Corning will purchase the land to build a manufacturing plant.

5. The BOD of Samsung Electronics authorized the transaction on December 21, 2004.

RECEIVED
2004 DEC 28 P 3: 18
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

December 24, 2004

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Related Party Transaction) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Assistant Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

SAMSUNG ELECTRONICS

December 24, 2004

Related Party Transaction

▫ **Details**

1. Purpose
   - Samsung Electronics plans to reimburse three affiliates for development cost they spent on 2,248 pyeongs of the 3,795 pyeongs of land the company purchased from the affiliates to build an office building.

2. Transaction counterpart :
   Samsung Corporation, Cheil Industries, and Samsung Corning

3. Transaction amount: KRW 13.9 billion
   - Samsung Corporation (KRW 11.5 billion), Cheil Industries (KRW 1. 2 billion), and Samsung Corning (KRW 1.2 billion)

4. The BOD of Samsung Electronics authorized the plan on December 21, 2004

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

December 24, 2004

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Real Estate Rental from Related Party) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Assistant Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

SAMSUNG
ELECTRONICS

December 24, 2004

Real Estate Rental from Related Party

▫ **Details**

1. Lessor : Samsung Life Insurance

2. Deposit : KRW 439,648,200

3. Monthly rent : KRW 43,964,000

4. Rental period : December 22, 2004 to March 31, 2006

5. Transaction property : 472.74 pyeongs of office space
   (Jung-gu Sunhwa-dong 7 Seoul, Korea)

6. The BOD of Samsung Electronics authorized the transaction on December 21, 2004

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

December 24, 2004

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Real Estate Lease to Related Party) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Assistant Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

SAMSUNG ELECTRONICS

December 24, 2004

Real Estate Lease to Related Party

▫ **Details**

1. Lessee : Samsung Life Insurance
2. Deposit : KRW 375,240,000
3. Monthly rent : KRW 37,524,000
4. Leasing period : January 1, 2005 to December 31, 2006
5. Transaction property : 1,876.2 pyeongs of office space
   (Saha-gu Hadan-dong 528-11 Busan, Korea)
6. The BOD of Samsung Electronics authorized the transaction on December 21, 2004.